Prospectus Supplement No. 2 Filed pursuant to Rule 424(b)(3)

To Prospectus dated September 26, 2006 File No. 333-131275

ZION OIL & GAS, INC.

This document supplements the prospectus dated September 26, 2006, as supplemented on November 21, 2006, relating to the offer and sale of a minimum of 350,000 up to a maximum of 2,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

Entry into a Workover and Completion Services Agreement

On December 10, 2006, we entered into a memorandum of understanding with our drilling contactor Lapidoth - Israel Oil Prospectors Corp., Ltd. (the "contractor") for the performance of certain remedial workover, completion and testing services (the "services") on our Ma'anit #1 well in accordance with our minimum level plan of operations as described in the prospectus at pages 7-8 ("USE OF PROCEEDS") and pages 11, 12-13 ("PLAN OF OPERATION AND MANAGEMENT'S DISCUSSION" "-- Basic Plan" and "-- Milestones for the Plan of Operations" ).

The memorandum of understanding provides for the services to commence between March 1 and 21, subject to delay if the rig has not been released from its previous job in sufficient time. The services will be provided on a daywork basis at the $750 per hour for an operating day of between 10 and 12 hours, and other scheduled rates for non-operating days. Rig mobilization and demobilization fees of $75,000 each way will be paid. Our obligations under the memorandum of understanding are contingent on our completing the initial closing of the offering in accordance with the Plan of Distribution as described at pages 16-17 of the prospectus.

The provisions of the memorandum of understanding will be incorporated in a Services Agreement to be entered into between the contractor and us on terms reasonable and appropriate in the circumstances based on industry custom and practice, the contractor's standard services agreement and the prior custom between the parties as reflected in the drilling contract for the Ma'anit #1 well. (See "Drilling Operations" at page 45 of the prospectus.)

On December 14, 2006, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to the entry into the memorandum of understanding and related matters. A copy of the memorandum of understanding is attached as an Exhibit to the Form 8-K.

Investing in our common stock is very risky. See "Risk Factors" commencing at page 2 of the prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 14, 2006.